Exhibit (a)(1)(D)
Offer to Purchase
All Outstanding Shares of Common Stock
of
KALVISTA PHARMACEUTICALS, INC.
at
$27.00 per share, net to the seller in cash, without interest and subject to any withholding of taxes
Pursuant to the Offer to Purchase dated May 13, 2026
by
SKYLINE MERGER SUB, INC.,
a wholly owned subsidiary
of
CHIESI FARMACEUTICI S.P.A.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JUNE 10, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (THE “OFFER EXPIRATION TIME”).
May 13, 2026
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Skyline Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2026 (the “Offer to Purchase”), the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the other exhibits to the Tender Offer Statement on Schedule TO (which, collectively with the Offer to Purchase and the Letter of Transmittal, each as may be amended, supplemented or modified from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
The conditions of the Offer are described in Section 15 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
•	The Offer to Purchase;
•
The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

•
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

•
Notice of Guaranteed Delivery to be used to accept the Offer if certificates representing the Shares and all other required documents cannot be delivered to Equiniti Trust Company, LLC (the “Depositary”), prior to the Offer Expiration Time, if the procedure for delivery by book-entry transfer cannot be completed prior to the Offer Expiration Time, or if time will not permit all required documents to reach the Depositary prior to the Offer Expiration Time; and

•	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated May 13, 2026.
We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute following 11:59 P.M., Eastern time, on June 10, 2026, unless the Offer is extended or earlier terminated. We are not providing for guaranteed delivery procedures.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated April 29, 2026 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and KalVista Pharmaceuticals Limited, a private limited company organized under the laws of England and Wales, pursuant to which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”).
The board of directors of the Company has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger, the “Transactions”), are fair to, and in the best interest of, the Company and its stockholders; (2) declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer; in each case, on the terms and subject to the conditions of the Merger Agreement.
For Shares to be validly tendered to the Purchaser pursuant to the Offer, (a)(i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an “Agent’s Message” (as defined in the Offer to Purchase), must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.
None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained at no cost to stockholders from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov.
Very truly yours,

MacKenzie Partners, Inc.
Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:
MacKenzie Partners, Inc.
7 Penn Plaza
New York, NY 10001
Banks & Brokers May Call: (212) 929-5500
All Others Call Toll-Free: (800) 322-2885
Email: tenderoffer@mackenziepartners.com